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  November 12, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Stacie Gorman, Esq.
          Office of Real Estate and Commodities

Ladies and Gentlemen:

Re:
HF Enterprises Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of HF Enterprises Inc., a Delaware corporation (the “Company”), we hereby confidentially submit through EDGAR for confidential non-public review under Section 6(e) of the Securities Act of 1933, one complete copy of the Company’s Confidential Draft Submission No. 3 to the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of $15,000,000 in shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Registration Statement responds to the comments received from the staff of the SEC in its comment letter dated September 9, 2019, with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001750106) submitted confidentially to the Division of Corporation Finance by the Company on August 12, 2019, as discussed below.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Stacie Gorman, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Registration Statement.

November 12, 2019

Comments and Responses

Form DRS/A filed August 12, 2019

Prospectus Summary, page 1

1.
We note your response to comments 1 and 2 of our letter dated December 10, 2018. Please note that we have referred your response to the Division of Investment Management for further review, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response: Based on our communications with the Division of Investment Management, it is our understanding that this review has now been completed.

Risk Factors

Our international operations expose us to additional legal and regulatory risks..., page 20

2.
We note your response to comment 7 of our letter. Please address risks associated with international regulations that specifically impact your business. Please also revise your business section as appropriate to address regulations that impact your business plan.

Response: This disclosure has been revised. Please see page 20.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Real Estate Assets, page 33

3.
We note your response to prior comment 19. Please revise your disclosure on page 35 to reconcile the line item Construction-Sold Lots with the line item Cost of Sales for the Property Development segment on page F-74. This comment also applies to the interim financial statements.

Response: On page 35, the capitalized construction costs show the capitalized development costs and total property value as of June 30, 2019 and December 31, 2018. It is a balance sheet number, showing the total capitalized costs from the beginning of the project to those dates. These numbers agree with the Properties under Development on consolidated balance sheets. Construction – Sold lots is also total allocated capitalized cost of these sold lots from the beginning of project to these financial closing dates. The Cost of Sales for Property Development segment on page F-67 is the allocated cost matching the lot sales, including land cost, construction cost and finance cost, in the one-year period. It is a P/L number. These two types of numbers could not be reconciled.

Digital Transformation Technology, page 53

4.
We note your response to comment 26 of our letter and we reissue our comment in part. Please provide more detailed disclosure regarding the business of and services provided by HotApp Blockchain and describe the stage of development of its blockchain technology. Please clarify whether this entity is continuing to create digital assets and how these assets are being used. Please also disclose any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition.

Response: This disclosure has been revised. Please see page 53.

Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-3

5.
Please provide to us additional details regarding the nature of and the accounting for the Gain on Disposal of Subsidiary and the guidance upon which you relied.

November 12, 2019

Response: On October 25, 2018, HotApps International Pte. Ltd. (“HIP”), one of the Company’s subsidiaries, entered into an Equity Purchase Agreement with DSS Asia Limited (“DSS Asia”), a Hong Kong subsidiary of DSS International Inc. (“DSS International”), pursuant to which HIP agreed to sell to DSS Asia all of the issued and outstanding shares of HotApps Information Technology Co. Ltd., also known as Guangzhou HotApps Technology Ltd. (“Guangzhou HotApps”). Guangzhou HotApps was a wholly owned subsidiary of HIP. The parties to the Equity Purchase Agreement agreed that the purchase price for this transaction would be $100,000, which would be paid in the form of a two-year, interest free, unsecured, demand promissory note in the principal amount of $100,000, and that such note would be due and payable in full in two years. The closing of the Equity Purchase Agreement was subject to certain conditions; these conditions were met and the transaction closed on January 14, 2019.

Consideration received	$100,000
Net liabilities disposal of	164,935
Cumulative exchange gain in respect of the net liabilities of subsidiary	34,320
Gain on disposal	$299,255

We followed guidance ASC 810-10-40: A parent shall account for the deconsolidation of a subsidiary by recognizing a gain or loss in net income attributable to the parent, measured as: a) the fair value of any consideration received, and b) the carrying amount of the former subsidiary’s net assets and liabilities.

Report of Independent Registered Public Accounting Firm, page F-42

6.
Please revise to include the date of the accountants’ report. Refer to Rule 2-02 (a) (1) of Regulation S-X.

Response: This date has been added on page F-35.

Consolidated Statements of Stockholder’s Equity, page F-45

7.
Please provide to us additional details regarding the nature of and the accounting for Unrealized Gains Reclassification and the Shares Issued in Exchange Agreements and the guidance upon which you relied.

Response:

Unrealized Gains Reclassification

We adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), as of January 1, 2018. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) with readily determinable fair values to be measured at fair value with changes in fair value recognized in net income. Under previous guidance, an unrealized gain or loss should be recognized as other comprehensive income. Upon adoption, we reclassified $1,961,835 of previously recognized unrealized gain from accumulated other comprehensive income to accumulated deficit.

Shares Issued in Exchange Agreements

On October 1, 2018, Chan Heng Fai made the following transfers of holding companies to the Company:

1.
100% of the ownership interest in Heng Fai Enterprises Pte. Ltd. (“Heng Fai Enterprises”) in exchange for 500,000 shares of the Company. Heng Fai Enterprises holds 2,480,000 shares (14.23%) of Vivacitas Oncology Inc. (“Vivacitas”), a U.S.-based biopharmaceutical company. Heng Fai Enterprises’ cost to purchase these Vivacitas shares was $200,128.

2.
100% of the ownership interest in Global eHealth Limited (“Global eHealth”) in exchange for 1,000,000 shares of the Company. Global eHealth holds 46,226,673 shares (19.8%) of Holista CollTech Limited (“Holista”), a public Australian company that produces natural food ingredients.

November 12, 2019

These transactions were under common control and ASC 805-50 provides guidance on preparing financial statements and related disclosure. If the nature of the net assets transferred does not result in a change in the reporting entity, the receiving entity presents the net assets received in its separate financial statements prospectively from the date of the transfer. ASC 250-10 provides guidance on accounting for a change in the reporting entity. None of the above two transactions resulted in a change in the reporting entity and the Company should present the net assets received in its separate financial statements prospectively for October 1, 2018.

Vivacitas was acquired after the adoption of ASU 2016-01. The Company applied ASC 321 and elected the measurement alternative for equity investments that do not have readily determinable fair values and do not qualify for the practical expedient in ASC 820 to estimate fair value using the NAV per share. Under the alternative, we measure Vivacitas at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. On October 1, 2018, the fair value of Vivacitas stock was $200,128.

For the Holista investment, in accordance with ASU 2016-01, the Company records all equity investments with readily determinable fair values at fair value and has elected the Fair Value Option (“FVO”) for this equity investment. Holista is a publicly traded company and fair value of the equity investment is determined by the quoted stock price. On October 1, 2018, the fair value of Holista stock was $2,270,802.

Under ASC 860-10-55-78, these financial assets should be measured at fair value. On October 1, 2018, the total fair value of $2,470,930 for Vivacitas and Holista was recognized as additional paid in capital of the Company.

Basis of Presentation and Principles of Consolidation, page F-50

8.
We note your disclosure that the acquisitions of Heng Fai Enterprises and Global eHealth were accounted for prospectively as of October 1, 2018 instead of as of January 1, 2017. Please tell us how you considered ASC 805-50-45.

Response:

ASC 805-50-45 defines the transfer of a business among entities under common control at carrying amount with retrospective adjustment of prior period financial statements. If the nature of the net assets transferred does not result in a change in the reporting entity, the receiving entity presents the net assets received in its separate financial statements prospectively from the date of the transfer.

ASC 250 defines a change in the reporting entity as a change that results in financial statements that, in effect, are those of a different reporting entity. ASC 250 generally limits a change in the reporting entity to the following:

● Presenting consolidated or combined financial statements in place of financial statements of individual entities.
● Changing specific subsidiaries that make up the group of entities for which consolidated financial statements are presented.
● Changing the entities included in combined financial statements.

Neither a business combination accounted for by the acquisition method nor the consolidation of a variable interest entity (VIE) pursuant to Topic 810 is a change in reporting entity. Because the guidance in ASC 250-10 is limited, entities must use judgment in determining whether the receiving entity has undergone a change in the reporting entity. The guidance focuses on combining entities or subsidiaries; however, we believe that entities should assess the substance of the transfer rather than its legal form. Typically, the transfer of an asset or a group of similar assets will not result in a change in the reporting entity. For example, the transfer of one or several parcels of land with no other assets or liabilities or any related operations would not be expected to result in a change in the reporting entity. Similarly, if an asset or a group of similar assets constitutes the only assets in a legal entity and the receiving entity receives the shares of that legal entity as a result of a common-control transfer, we believe that entities should assess the nature of the assets transferred rather than the fact that they were transferred as part of a legal entity. We do not believe that an entity should come to a different conclusion solely on the basis of how the transfer is structured (exchange of shares versus a transfer of net assets).

November 12, 2019

In connection with the Company’s acquisition of Hengfai International, Heng Fai Enterprises and Global eHealth were reviewed with regard to the substance of the transfer, rather than its legal form.

Unlike Heng Fai Enterprises and Global eHealth, Hengfai International contained a majority-owned operating subsidiary, Singapore eDevelopment Ltd, and in substance represents a subsidiary for which consolidated financial statements would be prepared. The nature of the net assets transferred resulted in a change in the reporting entity. HF Enterprises presents the net assets received in its separate financial statements retrospectively for all periods during which the entities or net assets were under common control, similar to a pooling of interests under APB Opinion 16. In this instance, the retrospective period would be the 2017 financial statements.

For both Heng Fai Enterprises and Global eHealth, although in form they are legal entities, in substance the entities’ composition is that of assets representing equity instruments. As such, their transfer would not change the entities to be consolidated in the financial statements prepared. Since the nature of the net assets transferred does not result in a change in the reporting entity, the Company presents the net assets received in its separate financial statements prospectively from the date of the transfer or October 1, 2018. For more detail transactions, please refer to the response to question 7.

9.
We note your tabular disclosure of the entities that you have consolidated. Please tell us your basis for consolidating those entities in which your attributable interest is no more than 50% and the guidance upon which you relied. This comment also applies to the interim financial statements.

Response: There are some entities that Singapore eDevelopment Ltd, one of the Company’s subsidiaries, owns more than 50% directly. However, the Company owns 69.11% of Singapore eDevelopment Ltd. In some situations, the Company may own less than 50% of an entity, but still consolidate such entity into the Company. For example, Singapore eDevelopment Ltd owns 53% of iGalen Inc. The Company thereby owns 36.63% of iGalen Inc. (representing 69.11% of Singapore eDevelopment Ltd.’s 53% ownership interest) but consolidates iGalen Inc. into the group’s financial statements.

10.
We note your response to prior comment 40 relating to the accounting for the acquisition of Hengfai Asset Management Pte. Ltd. and SeD Intelligent Home Inc. Please revise your disclosure on page F-50 to disclose this information. This comment also applies to the interim financial statements.

Response: The information was disclosed on page F-43.

On May 9, 2017, SeD Capital Pte. Ltd., a subsidiary of the Company, entered into a sale and purchase agreement with Chan Heng Fai to purchase the entire shares in LiquidValue Asset Management Pte. Ltd. (“LVAM” f.k.a. Hengfai Asset Management Pte. Ltd, “HFAM”) amounting to 100% of the issued and paid-up share capital of LVAM. The consideration for the acquisition of LVAM was $441,780. The consolidated financial statements were retrospectively adjusted for this acquisition and its operating results as of January 1, 2017 for comparative purpose as the entities were under common control.

On December 22, 2016 a related company transferred 99.9% or 74,015,730 common shares of SeD Intelligent Home Inc. to Singapore eDevelopment Ltd, a subsidiary of the Company. Such shares are presently owned by SeD Home International, Inc., a wholly-owned subsidiary of Singapore eDevelopment Ltd. Since this transaction happened in 2016, we do not disclose it in the 2018 audited financial statements.

Note 3. Summary of Significant Accounting Policies
Real Estate Assets, page F-55

11.
We note your response to prior comment 37 and your disclosure of capitalized interest. Please revise to disclose the amount of other costs capitalized described on page F-55. This comment also applies to the interim financial statements.

Response: This Note was updated to disclose both interest and other costs capitalized on pages F-48 and F-13.

The Company’s capitalized construction costs were $8,262,297 and $5,899,103 and capitalized interests from the third-party borrowings were $415,844 and $1,178,220 for the years ended December 31, 2018 and 2017, respectively.

The Company’s capitalized interest and finance expenses from third-party borrowings were $471,965 and $289,744 for the six months ended June 30, 2019 and 2018, respectively. The Company’s capitalized construction cost were $3,558,398 and $2,491,684 for the six months ended June 30, 2019 and 2018, respectively.

Note 12. Related Parties Transactions
Notes Payable, page F-79

12.
We note your response to prior comment 30 that you received the confirmation from the debtor that the loan needs not to be paid within one year. Please revise Note 12 to disclose this information. This comment also applies to the interim financial statements.

Response: Note 12 in 2018 financial statements on page F-72 and Note 11 in the interim financial statements on page F-24 were updated to reflect this information.

13.
Please reconcile the amount of notes payable to related parties on page F-79 with the balance sheet.

Response: We corrected the error of the principle balance of loan from Chan Heng Fai on December 31, 2018 (please see page F-72). The correct principle balance should be $8,517,490.

Please see following reconciliation with notes payable to related parties in the balance sheet.

Chan Heng Fai
$8,993,553 (Principle in the amount of $8,517,490 + interest accrued of $476,063)
Dr. Rajen Manicka
$345,706
Total
$9,339,259 (Principle in the amount of $8,863,196 +interest accrued of $476,063)

November 12, 2019

Note 3. Equity, page F-81

14.
We note your response to prior comment 41 relating to the $1,107,039 merger reserve. Please revise to clarify whether this reserve had any impact on assets, liabilities and net income (loss) and if so explain why.

Response: On May 9, 2017, SeD Capital Pte. Ltd., a subsidiary of the Company, entered into a sale and purchase agreement with Chan Heng Fai to purchase 100% of the issued and paid-up share capital of LiquidValue Asset Management Pte. Ltd. (“LVAM” f.k.a. Hengfai Asset Management Pte. Ltd, “HFAM”). The consideration for the acquisition of LVAM was $441,780. The consolidated financial statements were retrospectively adjusted for this acquisition and its operating results as of January 1, 2017 for comparative purpose as the entities were under common control.

The merger reserve of $1,107,039 is the difference of the capital stock and the consideration paid. It is additional paid in capital after the merger under common control and should not appear on the equity statement or the cash flow statement after the consolidation of HFAM into the Company retrospectively as if the transaction happened on January 1, 2017. This merger reserve (additional paid in capital) does not have any impact on assets, liabilities and net income (loss). At the same time, this merger reserve (additional paid in capital) should not appear on the 2017 equity statement. The Company has corrected this error.

November 12, 2019

15.
Please provide to us additional details regarding the Capital Gain from Merger Under Common Control presented in the statement of stockholders’ equity, how you accounted for this item and the guidance upon which you relied. Also, clarify whether this reserve had any impact on assets, liabilities and net income (loss) and if so explain why.

Response: Please see the response to question 14.

16.
Please revise to include the disclosure required by ASC 220-10-45-14A relating to accumulated other comprehensive income. This comment also applies to the interim financial statements.

Response: Disclosure was included in Note 14 to the financial statements on page F-75 and in Note 13 to the interim financial statements on page F-26.

Note 15. Investments Measured at Fair Value, page F-85

17.
We note your response to prior comment 42. We reissue our prior comment in its entirety as it relates to each investment included in “Investment securities- Fair Value Option” disclosed on page F-85. This comment also applies to the interim financial statements.

Response: Additional details of “Investment Stocks (quoted)” regarding the number of shares held, the quoted price and the source of this information were disclosed in the Note 16 “Investments measured at fair value” on page F-79 in the financial statements and in the Note 15 on page F-29 in the interim financial statements.

Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

18.
We note that you have entered into various agreements with M&T Bank as referenced on page 51. Please file these agreements in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe these agreements are not material.

Response: This agreement have been filed as Exhibit 10-34.

The Company respectfully requests the staff’s review of the Registration Statement on an expedited basis.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944), or to me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
cc: Mr. Jorge Bonilla
      Mr. Daniel Gordon
      Sonia Barros, Esq., Assistant Director
      Michael Gershon, Esq.
      Thomas Poletti, Esq.